www.escueenergy.com

October 26, 2017

Securities and Exchange Commission

Attn.: Michael Fay and Brian Cascio

100 F. Street, NE

Washington, DC 20549

RE: Request for Withdrawal Pursuant to Rule 477

of Form S-1 Registration Statement and all Amendments

(File No. 333-207583)

Ladies and Gentleman:

Escue Energy, Inc. (the “Company”) hereby submits this letter, pursuant to Rule 477 under the Securities Act of 1933, to notify the Securities and Exchange Commission that the Company no longer intends to conduct a public offering of its common stock, which it sought to register via a Form S-l registration statement filed on October 23, 2015, and which it thereafter amended. The Company hereby withdraws the registration statement and all its amendments.

No securities were sold in connection with the offering the Company sought to register.

The Company is not presently intending a private offering, and so this withdrawal request is not made in reliance upon Rule 155 under the Securities Act. If a private offering occurs, the Company acknowledges it must comply with Rule 155.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at 972 863 1354.

Sincerely,

/s/ Sohail Quraeshi

Sohail Quraeshi

CEO and President of

Escue Energy, Inc.

1755 Wittington Place, Suite 340, Dallas, Texas 75244 – phone 972-863-1354